parmalat

06018489

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

SUPPL

Collecchio, October 31, 2006

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.
Head of Corporate Affairs
Simona Pesce

dlw 11/15

Enclosures

PRESS RELEASE

Boschi Luigi e Figli S.p.A. Composition: sentence approving the Composition of Boschi has been passed.

Parmalat S.p.A., 89,44% owner of Boschi Luigi e Figli S.p.A., communicates that, on the basis of the certification released by the Court of Appeal of Bologna, on 20 October, 2006, there were no appeals against the Decision filed by the Court of Parma validating the approval of the composition proposed by the Extraordinary Commissioner of Boschi Luigi e Figli S.p.A in Extraordinary Administration pursuant to art. 4 bis of Law No. 166 of 5 July – Legislative Decree No. 119 of 3 May, 2004, as amended.

Consequently, it is considered that the sentence approving the Composition of Boschi was passed.

Parmalat S.p.A

Collecchio, 31 October 2006

Company contacts
e-mail: affari.societari@parmalat.net

Press release

Distribution of dividends

Pursuant to Article 2 (title IA.2, Section IA.2.1) of the Instructions for the Regulation of Organized Markets Operated by Borsa Italiana SpA, notice is hereby given that any dividend declared by the Company, provided such action is authorised, will be payable in June after the Shareholders' meeting of April 2007.

This notice is published with the sole purpose of complying with the standard request issued by Borsa Italiana SpA and does not imply that there will be any distribution of dividends in relation to the current financial year of indeed any subsequent period.

Parmalat S.p.A.

Collecchio (PR), 26 October 2006

Corporate contacts:
e-mail: affari.societari@parmalat.net

parmalat

PRESS RELEASE

Share allotment

Parmalat S.p.A. communicates that, following the allocation of shares to creditors of the Parmalat Group, the subscribed and fully paid up share capital has now been increased by 134,572 euros to 1,640,983,766 euros from 1,640,849,194 euros. The share capital increase is totally due to the conversion of warrants for 134,572 shares.

In relation to the above, the latest status of the share allotment is as follows:

Number 51,962,626 shares representing approximately 3.2% of the share capital are still in a deposit account c/o Parmalat S.p.A., of which:

- 16,984,617 or 1.0% of the share capital, registered in the name of individually identified commercial creditors, are still deposited by the intermediary account of Parmalat S.p.A. centrally managed by Monte Titoli (compared with 17,009,992 shares as at as at September 29, 2006);
- 34,978,009 or 2,1% of the share capital registered in the name of the Foundation, called Fondazione Creditori Parmalat, of which:
  - 120,000 shares representing the initial share capital of Parmalat S.p.A. (unchanged);
  - 34,858,009 or 2.1% of share capital that pertain to currently undisclosed creditors (compared with 37,393,373 shares as at September 29, 2006).

Collecchio (Pr), October 26, 2006

Parmalat S.p.A.

Corporate Contacts:
e-mail: affari.societari@parmalat.net

PRESS RELEASE

Hearing date for the protection from creditors under Section 304 of the US bankruptcy law

Parmalat S.p.A. communicates that the hearing date for the Court protection against actions by creditors accorded to the Group under section 304 of the US bankruptcy law, initially scheduled on October 17, 2006, has been postponed to November 28, 2006. The temporary Court protection is extended until November 30, 2006.

Parmalat S.p.A.

Collecchio (PR), 18 October 2006

Corporate contacts:
e-mail: affari.societari@parmalat.net

PRESS RELEASE

Share allotment

Parmalat S.p.A. communicates that, following the allocation of shares to creditors of the Parmalat Group, the subscribed and fully paid up share capital has now been increased by 91,308 euros to 1,640,849,194 euros from 1,640,757,886 euros. The share capital increase is totally due to the conversion of warrants for 91,308 shares.

In relation to the above, the latest status of the share allotment is as follows:

Number 54,523,365 shares representing approximately 3.3% of the share capital are still in a deposit account c/o Parmalat S.p.A., of which:

- 17,009,992 or 1.0% of the share capital, registered in the name of individually identified commercial creditors, are still deposited by the intermediary account of Parmalat S.p.A. centrally managed by Monte Titoli (compared with 17,023,647 shares as at as at August 31, 2006);
- 37,513,373 or 2,3% of the share capital registered in the name of the Foundation, called Fondazione Creditori Parmalat, of which:
  - 120,000 shares representing the initial share capital of Parmalat S.p.A. (unchanged);
  - 37,393,373 or 2.3% of share capital that pertain to currently undisclosed creditors (compared with 42,043,868 shares as at August 31, 2006).

Collecchio (Pr), September 29, 2006

Parmalat S.p.A.

Corporate Contacts:
e-mail: affari.societari@parmalat.net

PRESS RELEASE

Newlat and Carnini Rejoin the Parmalat Group

Parmalat S.p.A. communicates that it has been informed today of a decision of the Court of Parma on 26 September 2006 lifting the protective sequestration orders over the partnership capital of Newlat S.r.l. and the shares of Carnini S.p.A. The Court issued these orders on 27 January 2004 and 2 February 2004, respectively.

The orders were issued in the context of an investigation conducted by the Court of Parma into fictitious disposals involving the two above-mentioned companies. The purpose of these fictitious transactions, which impaired the asset value of the old Parmalat S.p.A. under Extraordinary Administration, was to circumvent antitrust laws.

As a result of this decision, the new Parmalat S.p.A. has regained full ownership of Newlat S.r.l. and Carnini S.p.A. at no cost to the Company.

Newlat S.r.l, which is based in Reggio Emilia, manufactures and distributes dairy products. In 2005, it had revenues of approximately 150 million euros.

Carnini S.p.A., which is based in Villa Guardia (CO), is also a manufacturer and distributor of dairy products. In 2005, it reported revenues of approximately 45 million euros.

Regaining full title to the partnership capital of Newlat S.r.l. will enable Parmalat S.p.A. to comply with the ruling issued on 30 June 2005 by the Italian Antitrust Authorities with reference to the breach of the Antitrust regulation by the "old" Parmalat in 1999. The measures prescribed by the Antitrust Authority, which call for the Company to relinquish its dominant position in the fresh-milk market and restore truly competitive conditions in that market, require Parmalat S.p.A. to sell the matese and torre in pietra brands on the open market, along with certain production facilities owned by Newlat S.r.l.

Parmalat S.p.A

Collecchio, September 28th, 2006

Company contact:
e-mail:affari.societari@parmalat.net